Exhibit 99.1

News Release

Orla Mining Enhances Land Position in Nevada with Acquisition of Contact Gold

Pony Creek Property Located Directly Adjacent to Orla's South Railroad Project

VANCOUVER, BC, Feb. 26, 2024 /CNW/ - Orla Mining Ltd. (TSX: OLA) (NYSE: ORLA) ("Orla" or the "Company") is pleased to announce that it has entered into a definitive arrangement agreement (the "Arrangement Agreement") with Contact Gold Corp. (TSX-V: C) ("Contact") whereby Orla will acquire all of the issued and outstanding common shares of Contact (the "Contact Shares") pursuant to a court-approved plan of arrangement (the "Transaction").

Contact's key asset is the 100%-owned Pony Creek property, a 4,500 hectare exploration land package, strategically located adjacent to Orla's South Railroad property in the heart of the Carlin trend in Nevada. Contact also owns the Green Springs property located in the southern end of the Cortez trend. Green Springs is an early-stage exploration project where Centerra Gold currently has a right to earn into 70% of the project through completion of a four-year, $10.0 million exploration program.

Transaction Terms

Under the terms of the Arrangement Agreement, each holder of Contact shares will receive, for each Contact share held (a "Contact Share"), 0.0063 of an Orla common share (each whole share, an "Orla Share") (the "Arrangement Consideration"), for total consideration of $0.03 per Contact Share (based on Orla's closing price on February 23, 2024), representing a total purchase price of approximately US$8.1 million. The Arrangement Consideration represents a 77% premium based on Orla's and Contact's 20-day volume weighted average price ("VWAP") as of February 23, 2024. Following the completion of the Transaction, Contact shareholders will own approximately 0.7% of the issued and outstanding Orla Shares.

Acquisition Highlights and Transaction Rationale

  Consolidates landholdings adjacent to Orla's core growth project, South Railroad, which hosts 1.6 moz of mineral reserves at 0.77 g/t Au, 1.8 moz of measured and indicated mineral resources at 0.74 g/t Au, and 719 koz of inferred mineral resources at 1.00 g/t Au.
  Pony Creek boasts existing resources that have potential to add oxide, transition and sulphide to the resource at South Railroad; three mineralized zones with an inferred mineral resource totaling 433,000 oz at 0.52 g/t Au.
  Enhances Orla's strategic footprint in Nevada, specifically along the prolific Carlin trend. The addition of Pony Creek will complement Orla's control of the southern part of the Railroad Mining District, representing a natural and seamless expansion of the South Railroad property.
  Contact's Pony Creek has a similar geology, structural setting, and mineralization style as South Railroad, providing drill-ready targets, including extensions of known deposits and new targets. Significant exploration potential exists in both the Pony Creek and Green Springs land packages as both projects have been historically underfunded and are underexplored.

"This transaction strengthens our land position in Nevada along the Carlin trend. Contact's Pony Creek property is a valuable complement to our South Railroad Project, one our key growth opportunities. We look forward to making the necessary investments to unlock the combined potential of this now larger, contiguous and highly prospective land package."

-       Jason Simpson, President and CEO, Orla Mining

Railroad District Consolidation (Orla’s South Railroad and Contact’s Pony Creek) (CNW Group/Orla Mining Ltd.)

Benefits to Contact Shareholders

  Attractive premium of 77% based on Orla's and Contact's 20-day VWAP as of February 23, 2024.
  Ongoing exposure to Contact's land package and subsequent value creation opportunities through the successful development of a broader consolidated operating camp in Nevada.
  Exposure to Orla's portfolio of high-quality, low cost operations and development projects.
  Access to Orla's technical, project development and operating capabilities, as well as financial resources.

Transaction Structure

Under the terms of the Arrangement Agreement, all of the issued and outstanding Contact Shares will be exchanged for Orla Shares on the basis of the Exchange Ratio of 0.0063 Orla Shares for each Contact Share. Following completion of the Transaction, existing shareholders of Orla and Contact will own approximately 99.3% and 0.7%, respectively, of the pro forma company. The Arrangement Agreement includes certain customary provisions, including non-solicitation provisions and the payment of a break fee payable in certain circumstances, as well as certain representations, covenants and conditions which are customary for a transaction of this nature.

The Transaction will be effected by way of a plan of arrangement under the Business Corporations Act (British Columbia), requiring the approval of: (i) at least 66 2/3% of the votes cast by the shareholders of Contact; (ii) at least 66 2/3% of the votes cast by the shareholders and option holders of Contact, voting together as a single class; and (iii) a majority of the votes cast by the shareholders of Contact, excluding votes attached to Contact Shares held by any person as required under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions, at a special meeting of Contact's securityholders called to consider, among other matters, the Transaction. In addition to securityholder and court approvals, the Transaction is subject to stock exchange approval and the satisfaction of certain other closing conditions customary in transactions of this nature.

Under the Transaction, all outstanding warrants of Contact will become exercisable to acquire Orla Shares, in amounts and at exercise prices adjusted in accordance with the Exchange Ratio.

None of the securities to be issued pursuant to the Transaction have been or will be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and securities issued in the Transaction are anticipated to be issued in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof and will be issued pursuant to similar exemptions from applicable state securities laws. This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Full details of the Transaction will be included in Contact's information circular, which is expected to be mailed to securityholders in early April 2024. It is anticipated that the closing of the Transaction will take place in the second quarter of 2024. A copy of the Arrangement Agreement will also be filed on Contact's company profile on SEDAR+ at www.sedarplus.ca.

Voting Support Agreements

Certain shareholders and the directors and officers of Contact (collectively, the "Supporting Shareholders") have each entered into voting support agreements to vote their Contact Shares in favour of the Transaction. The Supporting Shareholders hold, collectively, approximately 11.9% of the Contact Shares.

Advisors

Orla's legal advisors are Blake, Cassels & Graydon LLP with respect to Canadian matters and Neal, Gerber & Eisenberg LLP regarding US matters.

Technical Information

The mineral reserve estimate for the South Railroad Project consists of 333 koz of proven gold reserves (8,960 k tonnes at 1.17 g/t gold) and 1,271 koz of probable gold reserves (56,239 k tonnes at 0.72 g/t gold). The open pit mineral resource estimate for the South Railroad Project consists of 343 koz of measured gold resources (9,561 k tonnes at 1.13 g/t gold), 1,410 koz of indicated gold resources (65,450 k tonnes at 0.68 g/t gold), and 653 koz of inferred gold resources (21,805 k tonnes at 0.93 g/t gold). The underground mineral resource estimate consists of 66 koz of inferred gold resources (457 k tonnes at 4.49 g/t gold). For additional detail, see the South Railroad Report (as defined below). Mineral resources are inclusive of mineral reserves.

The mineral resource estimate for the Pony Creek Project consists of 433 koz of inferred gold resources (25,719 kt at 0.52 g/t gold). For additional information, please see Contact's technical report for Pony Creek entitled "Technical Report and Maiden Mineral Resource Estimate, Pony Creek Property, Elko Country, Nevada, USA" with an effective date of February 24, 2022, available on Contact's profile on SEDAR+ at www.sedarplus.ca.

Qualified Persons Statement

The scientific and technical information in this news release has been reviewed and approved by Mr. Sylvain Guerard, P Geo., SVP Exploration of the Company, who is the Qualified Person as defined under the definitions of National Instrument 43-101

About Orla Mining Ltd.

Orla is operating the Camino Rojo Oxide Gold Mine, a gold and silver open-pit and heap leach mine, located in Zacatecas State, Mexico. The property is 100% owned by Orla and covers over 160,000 hectares. The technical report for the 2021 Feasibility Study on the Camino Rojo oxide gold project entitled "Unconstrained Feasibility Study NI 43-101 Technical Report on the Camino Rojo Gold Project – Municipality of Mazapil, Zacatecas, Mexico" dated January 11, 2021 (the "Camino Rojo Report"), is available on SEDAR+ and EDGAR under the Company's profile at NULLwww.sedarplus.ca and www.sec.gov, respectively. Orla also owns 100% of Cerro Quema located in Panama which includes a gold production scenario and various exploration targets. Cerro Quema is a proposed open pit mine and gold heap leach operation. The technical report for the Pre-Feasibility Study on the Cerro Quema oxide gold project entitled "Project Pre-Feasibility Updated NI 43-101 Technical Report on the Cerro Quema Project, Province of Los Santos, Panama" dated January 18, 2022, is available on SEDAR+ and EDGAR under the Company's profile at NULLwww.sedarplus.ca and www.sec.gov, respectively. Orla also owns 100% of the South Railroad Project, a feasibility-stage, open pit, heap leach project located on the Carlin trend in Nevada. The technical report for the 2022 Feasibility Study entitled "South Railroad Project, Form 43-101F1 Technical Report Feasibility Study, Elko County, Nevada" dated March 23, 2022 (the "South Railroad Report"), is available on SEDAR+ and EDGAR under the Company's profile at www.sedarplus.ca and www.sec.gov, respectively. The technical reports are available on Orla's website at www.orlamining.com.

Forward-looking Statements

This news release contains certain "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including, without limitation, statements regarding: the potential benefits to be derived from the Transaction; the closing of the Transaction, including receipt of all necessary court, securityholder and regulatory approvals, and the timing thereof; potential exploration at Pony Creek and Green Springs; the benefits of the Transaction to Contact's shareholders; and mineral resource and reserve estimates. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made, including without limitation, assumptions regarding: the benefits of the Transaction, completion of the Transaction, including receipt of required securityholder, regulatory and court approvals, the future price of gold and silver; anticipated costs and the Company's ability to fund its programs; the Company's ability to carry on exploration, development, and mining activities; tonnage of ore to be mined and processed; ore grades and recoveries; decommissioning and reclamation estimates; the Company's ability to secure and to meet obligations under property agreements, including the layback agreement with Fresnillo plc; that all conditions of the Company's credit facility will be met; the timing and results of drilling programs; mineral reserve and mineral resource estimates and the assumptions on which they are based; the discovery of mineral resources and mineral reserves on the Company's mineral properties; that political and legal developments will be consistent with current expectations; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction, and operation of projects; the timing of cash flows; the costs of operating and exploration expenditures; the Company's ability to operate in a safe, efficient, and effective manner; the Company's ability to obtain financing as and when required and on reasonable terms; that the Company's activities will be in accordance with the Company's public statements and stated goals; and that there will be no material adverse change or disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: the failure to obtain securityholder, regulatory or court approvals in connection with the Transaction; risks related to the successful integration of acquisitions; uncertainty and variations in the estimation of mineral resources and mineral reserves; the Company's dependence on the Camino Rojo oxide mine; risks related to the Company's indebtedness; risks related to exploration, development, and operation activities; risks related to natural disasters, terrorist acts, health crises, and other disruptions and dislocations, including the COVID-19 pandemic; foreign country and political risks, including risks relating to foreign operations and expropriation or nationalization of mining operations and risks associated with operating in Mexico and Panama; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; environmental and other regulatory requirements; delays in or failures to enter into a subsequent agreement with Fresnillo plc with respect to accessing certain additional portions of the mineral resource at the Camino Rojo project and to obtain the necessary regulatory approvals related thereto; the mineral resource estimations for the Camino Rojo project being only estimates and relying on certain assumptions; loss of, delays in, or failure to get access from surface rights owners; uncertainties related to title to mineral properties; water rights; financing risks and access to additional capital; risks related to guidance estimates and uncertainties inherent in the preparation of feasibility and pre-feasibility studies; uncertainty in estimates of production, capital, and operating costs and potential production and cost overruns; the fluctuating price of gold and silver; unknown labilities in connection with acquisitions; global financial conditions; uninsured risks; climate change risks; competition from other companies and individuals; conflicts of interest; risks related to compliance with anti-corruption laws; volatility in the market price of the Company's securities; assessments by taxation authorities in multiple jurisdictions; foreign currency fluctuations; the Company's limited operating history; litigation risks; the Company's ability to identify, complete, and successfully integrate acquisitions; intervention by non-governmental organizations; outside contractor risks; risks related to historical data; the Company not having paid a dividend; risks related to the Company's foreign subsidiaries; risks related to the Company's accounting policies and internal controls; the Company's ability to satisfy the requirements of Sarbanes-Oxley Act of 2002; enforcement of civil liabilities; the Company's status as a passive foreign investment company for U.S. federal income tax purposes; information and cyber security; gold industry concentration; shareholder activism; and risks associated with executing the Company's objectives and strategies; as well as those risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 20, 2023, which are available on www.sedarplus.ca and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Cautionary Note to U.S. Readers

This news release has been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms "mineral reserve", "proven mineral reserve", "probable mineral reserve", "inferred mineral resources,", "indicated mineral resources," "measured mineral resources" and "mineral resources" used or referenced herein and the documents incorporated by reference herein, as applicable, are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Definition Standards").

For United States reporting purposes, the United States Securities and Exchange Commission (the "SEC") has adopted amendments to its disclosure rules (the "SEC Modernization Rules") to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act, which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC's disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers were required to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Corporation is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by United States companies subject to the United States federal securities laws and the rules and regulations thereunder.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be "substantially similar" to the corresponding CIM Definition Standards that are required under NI 43-101. While the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", U.S. investors should not assume that all or any part of the mineralization in these categories will be converted into a higher category of mineral resources or into mineral reserves without further work and analysis. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that all or any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable without further work and analysis. Further, "inferred mineral resources" have a greater amount of uncertainty and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of inferred mineral resources will be upgraded to a higher category without further work and analysis. Under Canadian securities laws, estimates of "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are "substantially similar" to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of SEC Industry Guide 7.

SOURCE Orla Mining Ltd.

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%CIK: 0001680056

For further information: For further information, please contact: Jason Simpson, President & Chief Executive Officer; Andrew Bradbury, Vice President, Investor Relations & Corporate Development, www.orlamining.com, investor@orlamining.com

CO: Orla Mining Ltd.

CNW 06:00e 26-FEB-24